UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 2*


Name of Issuer: Infinity Broadcasting Corporation


Title of Class of Securities:  Class A Common Stock


CUSIP Number:  45662S10-2


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 45662S10-2                                 Page 2 of 9

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Capital Corporation
         EIN #84-0765359

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              22,052,037**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              22,052,037**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,052,037**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.9%**

12. TYPE OF REPORTING PERSON
         IA, CO

**  See Item 4 of this filing

CUSIP No.:  45662S10-2                           Page 3 of 9

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas H. Bailey

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              22,052,037**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              22,052,037**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,052,037**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.9%**

12. TYPE OF REPORTING PERSON
         IN
**  See Item 4 of this filing

CUSIP No.:  45662S10-2                           Page 4 of 9

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Fund
         EIN #84-0592523

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              22,052,037**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              22,052,037**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,813,975**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         2.9%**

12. TYPE OF REPORTING PERSON
         IV

**  See Item 4 of this filing

SCHEDULE 13G                                          Page 5 of 9

Item 1.

    (a). Name of Issuer: Infinity Broadcasting Corporation ("Infinity Broadcasting")

    (b). Address of Issuer's Principal Executive Offices:

         40 W. 57th Street
         New York, NY 10019

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of Persons
              Filing:

         (1)  Janus Capital Corporation ("Janus Capital")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  Colorado

         (2)  Thomas H. Bailey ("Mr. Bailey")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  USA

         (3)  Janus Fund
              100 Fillmore Street
              Denver, Colorado 80206-4923
              Citizenship:  Massachusetts


    (d). Title of Class of Securities:  Class A Common Stock

    (e). CUSIP Number:  45662S10-2

Item 3.

         Janus Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

         Janus Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.

SCHEDULE 13G                                          Page 6 of 9

Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-
         4) on Schedule 13G is hereby incorporated by reference.

         Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under
         Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of Infinity Broadcasting Class A Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

         Mr. Bailey owns approximately 12.2% of Janus Capital. In addition to being a stockholder of Janus Capital, Mr. Bailey serves as President and Chairman of the Board of Janus Capital and is filing this joint statement with Janus Capital as a result of such stock ownership and positions which may be deemed to enable him to exercise control over Janus Capital. Mr. Bailey does not own of record any shares of Infinity Broadcasting Class A Common Stock and he has not engaged in any transaction in Infinity Broadcasting Class A Common Stock. However, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to Infinity Broadcasting Class A Common Stock held by the Managed Portfolios. All shares reported herein have been acquired by the Managed Portfolios, and Mr. Bailey specifically disclaims beneficial ownership over any shares of Infinity Broadcasting Class A Common Stock that he or Janus Capital may be deemed to beneficially own. Furthermore, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

         Janus Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

SCHEDULE 13G                                          Page 7 of 9

Item 5.  Ownership of Five Percent or Less of a Class

              This statement is being filed to report the fact that Janus Fund has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Janus Capital's Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

              The interest of any one such person does not exceed 5% of the class of securities.

              These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              N/A

Item 8.  Identification and Classification of Members of the Group

              N/A

Item 9.  Notice of Dissolution of Group

              N/A

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SCHEDULE 13G                                          Page 8 of 9

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL CORPORATION

By  /s/  Thomas A. Early                           2/14/00
  Thomas A. Early,                                  Date
    Vice President & General Counsel

JANUS FUND

By  /s/  Thomas A. Early                           2/14/00
  Thomas A. Early,                                  Date
    Vice President & General Counsel

THOMAS H. BAILEY

By  /s/  Thomas A. Early                           2/14/00
  Thomas A. Early                                   Date

   Under Power of Attorney dated 11/24/98
   On File with Schedule 13G for
   EduTrek International, Inc. 12/9/98

SCHEDULE 13G                                        Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Infinity Broadcasting Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2000.

            JANUS CAPITAL CORPORATION

            By  /s/  Thomas A. Early
               Thomas A. Early, Vice President & General Counsel

            JANUS FUND

            By  /s/  Thomas A. Early
               Thomas A. Early, Vice President & General Counsel

            THOMAS H. BAILEY

                                By  /s/  Thomas A. Early
               Thomas A. Early

               Under Power of Attorney dated 11/24/98
               On File with Schedule 13G for
               EduTrek International, Inc. 12/9/98